SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

www.skadden.com

April 29, 2013

VIA EDGAR Laura Hatch Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

RE:	GAMCO Global Series Funds, Inc.

(File Nos. 033-66262 and 811-07896)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of GAMCO Global Series Funds, Inc. (the “Company”), and each of its series, The GAMCO Global Telecommunications Fund, The GAMCO Global Growth Fund, The GAMCO Global Opportunity Fund, and The Gabelli Global Rising Income and Dividend Fund (each, a “Fund,” and collectively, the “Funds”) is Post-Effective Amendment No. 29 to the Company’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) filed pursuant to Rule 485(a) of the Securities Act of 1933. The Company has authorized us to respond to your comments, received by telephone on April 24, 2013, to the Registration Statement. Your comments appear below in bold font and the Company’s responses follow each comment.

1.	Please update EDGAR with the recent fund name change to reflect that The GAMCO Vertumnus Fund is now named The Gabelli Global Rising Income and Dividend Fund.

The requested update has been made.

Registration Statement Cover Page

2.	Please revise the cover page to indicate, by checking the appropriate box, that the filing will become effective 60 days after filing pursuant to paragraph (a)(1).

The requested revision has been made.

Prospectuses

Global Comments for all Funds

“Investment Objectives” Sections

3.	In the Fees and Expenses table of each Fund, each fee and/or expense line item reflecting the fee and/or expense as “None” may be omitted from the table.

The Company respectfully declines to make the suggested revision to maintain consistency across tables and to provide investors with a clear presentation of the savings attained by investing in an applicable Fund.

4.	Where there is a footnote under the Fees and Expenses table of a Fund that explains that the Adviser has contractually agreed to waive its investment advisory fees and/or to reimburse expenses to the applicable Fund, please revise the last sentence in the footnote, which indicates the duration of the arrangement, to clarify that such arrangement may only be terminated by the board of directors of the Company prior to the termination date of the arrangement.

The requested revisions have been made in each Prospectus.

“Principal Investment Strategies” Sections

5.	Move the disclosure in each Fund’s “Principal Investment Strategies” section of the Prospectuses with the sub-heading “You May Want to Invest in the Fund if:”, including the bulleted disclosure thereunder, to the “Principal Risks” section per the instructions to Item 4(b)(1) of Form N-1A.

The requested revisions have been made in each Prospectus.

The Gabelli Global Rising Income and Dividend Fund

“Principal Investment Strategies” Sections

6.	Please include further disclosure to conform the investment strategies described in the “Principal Investment Strategies” section with the name of the The Gabelli Global Rising Income and Dividend Fund (the “GRID Fund”). Specifically, please supplement the disclosure discussing how the GRID Fund will invest in rising income securities and dividend income securities.

The requested revisions have been made in each Prospectus.

7.	In accord with Rule 35d-1(a)(2)(i) of the 1940 Act, please revise the disclosure in the “Principal Investment Strategies” section to indicate the GRID Fund’s 80% policy of investing in a combination of rising income and dividend paying securities.

The requested revisions have been made in each Prospectus.

8.	Please revise the first sentence of the second paragraph under the “Principal Investment Strategies” section to indicate that the GRID Fund invests in companies whose stocks “the Adviser believes” are selling at a significant discount to their private market value.

The requested revisions have been made in each Prospectus.

9.	Please revise the disclosure in the fourth paragraph discussing debt securities under the “Principal Investment Strategies” section to indicate whether there is any specific maturity range the GRID Fund will seek when investing in debt securities. If there is no target maturity range, please indicate as much.

The requested revisions have been made in each Prospectus.

10.	Please revise the disclosure in the fourth paragraph discussing debt securities under the “Principal Investment Strategies” section to state that securities rated below investment grade are commonly referred to as “junk bonds.”

The requested revisions have been made in each Prospectus.

“Principal Risks” Sections

11.	Please add disclosure discussing risks related to interest rate fluctuations.

The requested revisions have been made in each Prospectus.

12.	Please bifurcate the “Convertible Securities and Credit Risk” disclosure to separate the credit risk disclosure as a standalone risk and provide further disclosure discussing the credit risks.

The requested revisions have been made in each Prospectus.

13.	Please add disclosure to the “Lower Rated Securities” risk to indicate that such lower rated securities are considered speculative.

The requested revisions have been made in each Prospectus.

14.

The GRID Fund’s portfolio turnover in 2012 was greater than 100%. Please either (i) add a risk factor discussing the risks of high portfolio turnover or (ii) explain in the response letter that the GRID Fund’s high portfolio turnover during the fiscal year ended December 31, 2012 was a result of the change in investment objectives and strategies; such high portfolio turnover is not expected for the fiscal year ended

December 31, 2013; and, consequently, a risk factor discussing such turnover is not necessary.

The high portfolio turnover during the fiscal year ended December 31, 2012 was a result of the change in investment objectives and strategies of the GRID Fund. The Adviser of the GRID Fund does not expect such high portfolio turnover for the fiscal year ended December 31, 2013. Consequently, a risk factor discussing high portfolio turnover is not deemed necessary.

“Investment Objectives, Investment Strategies and Related Risks”

15.	Please bifurcate the “Convertible Securities and Credit Risk” disclosure related to the GRID Fund to separate the credit risk disclosure as a standalone risk and provide further disclosure discussing the credit risks.

The requested revisions have been made in each Prospectus.

Statement of Additional Information

“Investment Restrictions”

16.	Please add disclosure for each Fund describing each Fund’s non-fundamental concentration policy and represent in such disclosure that such non-fundamental concentration policy will be presented to the stockholders of each Fund at the next respective meetings of each Fund’s stockholders seeking their approval of the applicable concentration policy as a fundamental concentration policy.

The requested disclosure has been included.

**********************

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Enclosed please find, as a courtesy copy, a marked version of Amendment No. 29 against Amendment No. 28. As such, the Company hereby requests expedited review of the Registration Statement in accordance with Securities and Exchange Commission Release No. IC-13768; Release No. 33-6510. Please see the Company’s separate acceleration request for specific timing requests

If you have any questions, please contact Steven Grigoriou at (416) 777-4727 or me at (212) 735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

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